DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 5, 2015 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2014. The audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes “forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", “forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison's mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison's actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in more detail later in this MD&A under the heading "Risk Factors".

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being exhaustive. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources:
This MD&A may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

2014 HIGHLIGHTS

•

Discovery of a new area of high-grade uranium mineralization on the Wheeler River Property – Located three kilometres northwest of the Phoenix Deposit, on the Company’s 60% owned Wheeler River property, the Gryphon Zone was discovered in early 2014 with drill hole WR-556 intersecting high grade basement hosted uranium mineralization returning 15.3% U3O8  over 4.0 metres. Drill hole WR-560 followed up on the discovery, intersecting 21.2% U3O8 over 4.5 metres. The discovery was the focus of further follow up during a summer drilling program consisting of 20 drill holes and a total of 14,937 metres at Wheeler River. Highlights from the summer drilling program include: drill hole WR-569A intersecting a wide zone of alteration and mineralization with several high grade intervals, including 13.2% U3O8  over 3.5 metres; drill hole WR-573D1 intersecting 22.2% U3O8  over 2.5 metres; and drill hole WR-574 intersecting 14.6% U3O8 over 2.0 metres.

•

Expansion of the Phoenix uranium deposit – In June 2014, the Company updated its mineral resource estimate in accordance with National Instrument 43-101 (“NI 43-101”), for the high grade Phoenix uranium deposit on the Wheeler River property. After reporting several high grade intersections during the winter exploration program, including drill hole WR-548 that returned an assay of 36.8% U3O8  over 6.5 metres, and the completion of an updated resource estimate, the Company increased the quantity of indicated pounds U3O8  by 34% over the previous mineral resource estimate completed in 2012. The updated resource estimate includes an indicated mineral resource of 70.2 million pounds U3O8  (Denison’s share, 42.1 million pounds U3O8) based on 166,400 tonnes at an average grade of 19.1% U3O8, and an inferred mineral resource of 1.1 million pounds U3O8  (Denison’s share, 0.6 million pounds) based on 8,600 tonnes with an average grade of 5.8% U3O8. In 2014, the Company also carried out a metallurgical test program on samples from the Phoenix deposit. The results were positive and indicated high rates of uranium recovery with low acid consumption.

•

Acquisition of 30% interest in the Mann Lake exploration property – In June 2014, the Company acquired all of the issued and outstanding common shares of International Enexco Limited (“IEC”) by way of a plan of arrangement, and as a result, acquired IEC’s uranium exploration assets consisting of a 30% interest in the Mann Lake property, located 25 kilometres southwest of the McArthur River mine, and a 20% interest in Denison’s Bachman Lake property. Exploration activity at Mann Lake during early 2015 has produced the best result to date on the property with drill hole MN-066-01 intersecting 9.8% eU3O8 over 3.5 metres. Partners in the Mann Lake project include Cameco Corp. (“Cameco”) (52.5%) as the operator and AREVA Resources Canada Inc. (“AREVA”) (17.5%).

•

Obtained financing for 2015 Canadian exploration activities – In August 2014, the Company completed a CAD$15.0 million ($13.7 million) “bought deal” private placement for the issuance of 9,257,500 flow-through common shares at a price of CAD$1.62 per share. The proceeds are planned to fund Canadian exploration activities through to the end of 2015.

•

Toll milling of first ore from Cigar Lake at the McClean Lake uranium mill – During the year, modifications to the leach circuit were completed and construction continued as part of the expansion of the McClean Lake mill to an annual capacity of 24 million pounds U3O8. In September 2014, the McClean Lake mill officially restarted and began leaching McClean Lake ore slurry using the newly commissioned modified leach circuit. Ore from the Cigar Lake joint venture (“CLJV”) was introduced into the mill circuit later in September, leading to the production of the first packaged uranium from the CLJV in October. Production for 2014 amounted to approximately 344,000 pounds U3O8 for the CLJV and approximately 112,000 pounds U3O8 (Denison’s share, 25,000 pounds U3O8) for the McClean Lake joint venture (“MLJV”).

•

Completed the acquisition of Rockgate Capital Corp. (“Rockgate”) – In January 2014, pursuant to a plan of arrangement, the Company acquired the remaining 10.28% non-controlling interest in Rockgate that it had not previously acquired under its takeover bid in 2013. Under the plan of arrangement, the Company acquired the outstanding shares of Rockgate that were not already owned by Denison in exchange for 0.192 of a Denison common share for each Rockgate common share, resulting in the issuance of an additional 2.3 million shares of Denison. The takeover of Rockgate added $15.3 million in cash and investments, and bolstered the Company’s African portfolio of assets by adding the 100% owned Falea uranium project in Mali.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

ABOUT DENISON

Denison was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE MKT under the symbol “DNN”.

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia and Mongolia. Including its 60% owned Wheeler project, which hosts the high grade Phoenix uranium deposit, Denison’s exploration project portfolio consists of numerous projects covering over 467,000 hectares in the eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance services to a variety of customers.

Denison is also the manager of Uranium Participation Corporation (“UPC”), a publicly traded company listed on the TSX under the symbol “U”, which invests in uranium oxide and uranium hexafluoride.

STRATEGY

Denison has built one of the strongest portfolios of strategic uranium deposits and properties, including an interest in a uranium milling facility, in the eastern Athabasca Basin. Denison plans to aggressively explore its most prospective properties to expand existing resources and delineate new uranium resources. The Company intends to increase shareholder value through successful exploration programs and corporate development activities to position the Company as a top-tier Athabasca Basin focused uranium industry investment.

URANIUM INDUSTRY INFORMATION

As a result of the Fukushima Daichii nuclear incident that occurred in March 2011, nuclear reactor programs around the world were impacted in varying degrees including the shutdown of all 54 reactors in Japan, the planned phase out of nuclear power in Germany and the pause in nuclear plant construction in China to reassess the plant and safety system designs. The nuclear industry is beginning to show signs of recovery, with the planned restart of a limited number of reactors in Japan expected in 2015, the resumption of the Chinese nuclear program, and the announcement of new build programs in the United Kingdom and Saudi Arabia. Nuclear power is one of the few options available at scale to reduce carbon-dioxide emissions, while providing or displacing other forms of base load power generation.

Uranium prices over the past year fell to levels not seen since 2005. Uranium producers responded to some degree to the downturn in uranium price with the shutdown, or scaling back of production at numerous operations; but production was still greater than demand, as suppliers continued to produce and sell into higher-priced long term contracts.

Although uranium production is currently greater than demand, the long term growth projections for the nuclear industry combined with the depletion of uranium resources in operation today, means that new production sources must be brought on stream, and higher uranium prices are necessary to justify the construction of these facilities.

Uranium Demand

The World Nuclear Association reports that there are 437 nuclear reactors operable in 30 countries as of January 1, 2015. These reactors can generate 377.7 gigawatts of electricity and supply approximately 11% of the world's electrical requirements. At the present time, 70 nuclear reactors are under construction in 14 countries with the principal drivers of this expansion being China (27 reactors under construction), Russia (9), India (6), South Korea (5) and the United States (5), which together have a total of 52 reactors under construction. Based on the most recent statistics from the World Nuclear Association, there are a total of 253 reactors that are either under construction, or planned around the world.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

According to the International Energy Agency’s “World Energy Outlook 2014” global nuclear power capacity is projected to increase by over 60%, from 377.7 gigawatts to over 620 gigawatts in 2040. Of the growth in nuclear generation, China accounts for 45%, while India, Korea and Russia collectively make up a further 30%. Ux Consulting Company, LLC (“UxCo”), in its “Uranium Market Outlook – Q4 2014” (the “Q4 Outlook”), estimated that, by 2030 uranium demand will grow to 266.0 million pounds U3O8 from 167.5 million pounds U3O8 in 2014.

Primary Uranium Supply

Due to the falling uranium price in 2014, uranium production declined year over year from 154.3 million pounds U3O8 in 2013 to 146.0 million pounds U3O8 in 2014, which is a reversal of the increasing production trend seen over the past several years. From 2004 to 2014, annual uranium production increased from about 100.0 million pounds U3O8  to 146.0 million pounds U3O8. The primary source of the increase has been Kazakhstan, where production has increased from 9.7 million pounds U3O8 in 2004 to 59.3 million pounds U3O8 in 2014.

UxCo has estimated in its Q4 Outlook that existing mine production plus new planned and potential mine production will increase primary uranium supply from 146.0 million pounds U3O8  in 2014 to 187.9 million pounds U3O8  in 2025. Kazahstan is expected to continue as one of the principal drivers for the increase in primary mine production and is projected to increase production by about 8% between 2014 and 2025. Two major production centres are projected to be Cigar Lake in Canada, which began production in 2014, and Husab in Namibia, which is being built by a Chinese utility as a source of captive supply and is projected to start production in 2016. For other projects to move forward to meet the production forecasts, uranium prices will need to increase appreciably to support the higher cost production profile of these projects and the significant capital expenditures that will be required.

Secondary Uranium Supply

Primary mine production supplies approximately 85% of current demand. The balance of demand is supplied from secondary sources such as commercial inventories, reprocessing of spent fuel, enricher uranium sales and inventories held by governments, in particular the U.S. Department of Energy.

Excess commercial inventories, which were once one of the major sources of secondary supplies during the period from the early 1970s to the early 2000s, have largely been consumed; however, as a result of the shutdown of the German nuclear program and the continued shut down of the Japanese nuclear fleet, commercial inventories could become more of a factor. A larger source of secondary supplies continues to be government inventories, particularly in the U.S. and Russia. The disposition of these inventories may have a market impact over the next 10 to 20 years, although the rate and timing of this material entering the market is uncertain.

Reprocessing of spent fuel is another source of secondary supply but is expected to satisfy only 3% to 4% of demand. Expansion of this secondary source would require major investments in facilities which could only be supported by a significant increase in long-term uranium prices.

UxCo expects that secondary sources of supply will fall from 2014 levels of 44.7 million pounds U3O8  per year to 27.9 million pounds U3O8  per year by 2025.

Uranium Prices

Nuclear utilities purchase uranium primarily through long-term contracts. These contracts usually provide for deliveries to begin two to four years after they are signed and provide for delivery from four to ten years thereafter. In awarding medium and long-term contracts, electric utilities consider the producer’s uranium reserves, record of performance and production cost profile, in addition to the commercial terms offered. Prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators, but also long-term reference prices) and annual price negotiations. Contracts may also contain annual volume flexibility, floor prices, ceiling prices and other negotiated provisions. Under these contracts, the actual price mechanisms are usually confidential.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

Long-term demand is affected in a large part by utilities’ uncovered requirements. Uncovered demand is projected to increase significantly over the period of 2016 to 2018. UxCo estimates that uncovered demand in 2015 will only be 6.7 million pounds U3O8, but will increase to 17.6 million pounds U3O8 in 2016 and up to 49.4 million pounds U3O8 in 2018, which should result in increased contract activity in 2015 and into 2016.

The long-term price is published on a monthly basis and began the year at $50.00 per pound U3O8. It declined to $44.00 per pound U3O8 at the end of July 2014 and then rose to $49.00 per pound U3O8 at the end of the year. Long term contracting volumes were up compared to 2013, but were still much lower than those seen over the past ten years.

Electric utilities procure their remaining uranium requirements through spot and near-term purchases from uranium producers, traders and other suppliers. Historically, spot prices are more volatile than long-term prices. The spot price began the year at $34.50 per pound U3O8. It rose to $35.50 per pound U3O8 during the beginning of the year and then declined to $28.25 per pound U3O8 by May 2014. The last time the uranium price was at these levels was April 2005. The spot price started to climb again later in the summer months and ended 2014 at $35.50 per pound U3O8. The spot price continued to rise steadily during the first two months of 2015 and was last quoted at $39.25 per pound U3O8 on March 2, 2015.

Competition

The uranium industry is small compared to other commodity industries, in particular other energy commodity industries. Uranium demand is international in scope, but supply is characterized by a relatively small number of companies operating in only a few countries. Production by four producers accounted for approximately 64% of the estimated world production in 2014. In total, nine producers represent 87.6% of the world’s production. The industry is also geographically concentrated with about 73% of the world’s production coming from only four countries, namely Kazakhstan, Canada, Australia and Niger. Kazakhstan is the largest producer, with production of approximately 41% of the total primary production in 2014.

SELECTED ANNUAL FINANCIAL INFORMATION

	As at	As at
	December 31,	December 31,
(in thousands)	2014	2013

Financial Position:
Cash and cash equivalents	$18,640	$21,786
Short term investments	4,381	10,040
Long term investments	954	5,901
Cash, equivalents and investments	$23,975	$37,727

Working capital	$22,542	$29,391
Property, plant and equipment	$270,388	$281,010
Total assets	$311,330	$330,969
Total long-term liabilities	$42,291	$41,283

	December 31,	December 31,
(in thousands, except for per share amounts)	2014	2013

Results of Operations:
Total revenues	$9,619	$10,407
Net income (loss)	$(31,703)	$(83,835)
Basic and diluted earnings (loss) per share	$(0.06)	$(0.19)

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

	2014	2014	2014	2014
(in thousands, except for per share amounts)	Q4	Q3	Q2	Q1

Results of Operations:
Total revenues	$2,736	$2,351	$2,358	$2,174
Net income (loss)	$(4,652)	$(2,820)	$(11,564)	$(12,667)
Basic and diluted earnings (loss) per share	$(0.01)	$(0.01)	$(0.02)	$(0.03)

	2013	2013	2013	2013
(in thousands, except for per share amounts)	Q4	Q3	Q2	Q1

Results of Operations:
Total revenues	$2,413	$2,801	$2,902	$2,291
Net income (loss)	$(30,459)	$(45,477)	$(2,430)	$(5,469)
Basic and diluted earnings (loss) per share	$(0.06)	$(0.10)	$(0.01)	$(0.01)

RESULTS OF OPERATIONS

Revenues

Canada

The Company’s share of toll milling revenues from processing Cigar Lake ore at the McClean Lake mill during the fourth quarter of 2014 totaled $111,000. The first drums of CLJV uranium were packaged in early October 2014. There was no production in 2013.

Services and Other

Revenue from DES in 2014 was $7,327,000, compared to $8,763,000 in 2013. The decrease in revenue in 2014 was due to a reduction in activity on certain care and maintenance projects, and an unfavourable fluctuation in foreign exchange rates applicable on the translation of Canadian dollar revenues.

Revenue from the Company’s management contract with UPC was $2,181,000 in 2014, compared to $1,644,000 in 2013. Revenue increased during 2014 mainly due to commissions earned during the year on UPC’s purchases of uranium, partly offset by an unfavourable fluctuation in foreign exchange rates applicable on the translation of Canadian dollar revenues.

Operating Expenses

Canada

Mining, Milling and Other Development Costs

McClean Lake is comprised of several uranium deposits and a conventional mill and is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. The McClean Lake uranium mill is one of the world’s largest uranium processing facilities. Expansion activities and modifications at the McClean Lake mill continued throughout 2014 with the CLJV continuing to pay nearly all of the expenses under the terms of a toll milling agreement. Construction and commissioning of the Hydrogen Mitigation modifications were completed during the third quarter of 2014. In September 2014, the McClean Lake mill was officially restarted with leaching of McClean Lake ore using the newly commissioned modified leach circuit. The first shipment of high grade ore from Cigar Lake was received at the McClean Lake mill in the first quarter of 2014, followed by a temporary suspension of ore shipments by the CLJV to allow for additional freezing to occur in certain areas of the Cigar Lake mine. Ore deliveries to the mill resumed during the first week of September and high grade ore was introduced into the mill circuit towards the end of September.

The first drums of CLJV uranium were packaged in early October. A total of approximately 344,000 pounds U3O8  was produced for the CLJV and approximately 112,000 pounds U3O8  was produced for the MLJV. Denison’s share of uranium production from MLJV ore was approximately 25,000 pounds U3O8, at a production cost of CAD$19.71 per pound U3O8, and is planned to be available for sale in 2015. Production costs include stockpile depletion, the costs of milling and depreciation of mill capital assets.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

Operating costs in Canada were mainly related to development and standby activities at the MLJV, with Denison’s share of costs during the year amounting to $541,000, compared to $958,000 in 2013. Operating costs decreased in 2014 primarily due to reductions in expenditures on the Surface Access Borehole Resource Extraction (“SABRE”) program, which is not part of the stand-by costs paid by the CLJV.

Reclamation Liability Adjustments

The estimates of future reclamation liabilities for asset decommissioning and site restoration are updated on a periodic basis. The adjustment recorded within operating expenses in the fourth quarter of 2014 was $2,086,000, as compared to a recovery of $1,645,000 in the fourth quarter of 2013. The adjustment relates primarily to the impact of changing discount rates on the reclamation liability at Elliot Lake. Refer to Contractual Obligations and Contingencies Section for further detail.

Africa

Operating expenses in Africa during 2014 and fourth quarter of 2013 were primarily related to costs incurred on the Falea project in Mali. Engineering studies, a metallurgical test work program and environmental programs, originally initiated by Rockgate, continued during the fourth quarter of 2013 and were completed in the first half of 2014. The Company’s expenditures in Mali during 2014 and 2013 totaled $1,287,000 and $431,000, respectively.

Services and Other

Operating expenses in 2014 include costs relating to DES totaling $6,917,000, compared to $8,077,000 in 2013. Costs related to DES decreased in 2014 mainly due to a reduction in activity at certain care and maintenance sites, and a favourable fluctuation in foreign exchange rates applicable on the translation of Canadian dollar expenses.

Mineral Property Exploration

Denison is engaged in uranium exploration and/or development in Canada, Zambia, Mali, Namibia and Mongolia. While the Company has material interests in uranium projects in Asia and Africa, the Company is focused primarily on the eastern Athabasca Basin, in Saskatchewan, Canada, with numerous projects covering over 467,000 hectares. Global exploration expenditures were $14,795,000 in 2014, with 91% of exploration expenditures being incurred in Canada during the year, compared to global exploration expenditures of $13,682,000 in 2013. The increase in global exploration expenditures in 2014 is due to an increase in exploration activity in Canada.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

Canada

The Company’s land position in the eastern Athabasca Basin, as of December 31, 2014, is illustrated below:

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

Denison’s share of exploration spending on its Canadian properties was $13,488,000 during 2014, as compared to $12,019,000 in 2013. The following exploration activities were completed during the year ended December 31, 2014.

Canadian Exploration Activities

Property	Denison’s ownership	Drilling in metres	Other activities
Wheeler River	60%	29,591 (47 holes)	Geophysical surveys, mineral resource estimate, metallurgical studies
Bachman Lake	100%	1,194 (2 holes)	-
Bell Lake	100%	6,180 (11 holes)	Geophysical surveys
Black Bear	100%	450 (2 holes)	-
Candle Lake	43.81%(1)	-	Geophysical surveys
Crawford Lake	100%	2,995 (5 holes)	Geophysical surveys
Hatchet Lake	58.06%(1)	2,030 (10 holes)	-
Johnston Lake	100%	-	Geophysical surveys
Lynx Lake	58.42%(1)	710 (1 hole)	-
Mann Lake	30%	9,838 (13 holes)(2)	-
Marten	50%	-	Geophysical surveys
McClean Lake	22.5%	2,515 (9 holes)	-
Murphy Lake	58.94%(1)	-	Geophysical surveys
Moore Lake	100%	4,100 (10 holes)	Geophysical surveys
Park Creek	49%	1,910 (6 holes)	Geophysical surveys
Waterbury Lake	60%	3,100 (9 holes)	Geophysical surveys
Wolverine	50%	-	Geophysical surveys
Wolly	22.5%	3,130 (17 holes)	-

Total		67,743 (142 holes)

(1)	The Company’s ownership in these projects is as at December 31, 2014. Certain partners in these projects may not fund the 2015 programs and as a result, Denison’s interest may increase.

(2)	Exploration activities were carried out prior to Denison’s acquisition of IEC on June 6, 2014.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

Wheeler River

The Wheeler River property lies between the McArthur River Mine and the Key Lake mill complex in the Athabasca Basin in northern Saskatchewan, in close proximity to existing mining and milling infrastructure. Denison is the operator and holds a 60% interest in the project. Cameco holds a 30% interest and JCU (Canada) Exploration Company, Limited (“JCU”) holds the remaining 10% interest. Denison’s share of exploration costs at Wheeler River amounted to $4,543,000 during 2014, compared to $3,981,000 in 2013.

Gryphon Zone

The Gryphon zone, located approximately three kilometres northwest of the Phoenix deposit, was discovered as a result of drilling activity targeting the K-North trend on the Wheeler River property as part of the 2014 winter exploration program. The discovery drill hole, WR-556, intersected 15.3% U3O8 over 4.0 metres, and was followed up by drill hole WR-560, intersecting 21.2% U3O8 over 4.5 metres.

The 2014 summer drilling program at Wheeler River focused on further follow up at Gryphon. A total of 14,937 metres was completed in 20 drill holes during the summer 2014 drill program. Highlights from the summer program included drill holes WR-569A, WR-573D1 and WR-574. As the drill holes are angled steeply to the northwest and the mineralization is interpreted to dip moderately to the southeast, the true thickness is expected to be approximately 75% of the intersection length.

Gryphon Zone - 2014 Drilling Highlights

		Chemical Assay
Hole Number	From (m)	To (m)	Length (m)	U3O8 (%)
WR-556	697.5	701.5	4.0	15.3
WR-560	759.0	763.5	4.5	21.2
WR-569A	680.0	683.5	3.5	13.2
and	693.0	694.0	1.0	12.4
WR-573D1	768.0	770.5	2.5	22.2
WR-574	696.5	698.5	2.0	14.6

Drill hole WR-569A is located 40 metres along strike southwest and 40 metres up dip of drill hole WR-556, and intersected a wide zone of alteration and mineralization with several high grade intervals. Drill hole WR-573D1, the highest grade intersection to date at Gryphon, is particularly significant as it extended the zone of mineralization in the down plunge direction.

The Gryphon discovery is believed to consist of multiple stacked lenses with variable thicknesses that plunge to the northeast. It is considered a highly prospective uranium discovery and has the potential to significantly increase the resource base at Wheeler River. Mineralization at Gryphon is hosted in basement gneisses and occurs from 100 to 250 metres below the sub-Athabasca unconformity. The zone is 350 metres long (along the plunge) by 60 metres wide (across the plunge) at the end of 2014, and remains open in both plunge directions.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

The figure below shows the location of the Gryphon zone drill holes to date, on an inclined longitudinal section.

Phoenix Deposit

During the winter exploration program, a total of 11 drill holes were completed at Zone A of the Phoenix deposit, which focused on expanding the zone of higher grade mineralization. The program was successful and was highlighted by drill hole WR-548 intersecting 36.83% U3O8 over 6.5 metres. Since all the drill holes were vertical and the mineralization is approximately horizontal, the intersection lengths are generally equal to the true thickness. Selected drilling highlights are shown in the table and figure below.

Phoenix Deposit Zone A - 2014 Drilling Highlights

		Chemical Assay
Hole Number	From (m)	To (m)	Length (m)	U3O8 (%)
WR-539	400.0	405.0	5.0	13.12
WR-545	401.7	405.2	3.5	24.47
WR-548	406.8	413.3	6.5	36.83
WR-550	406.2	410.2	4.0	29.32
WR-555	404.5	407.5	3.0	15.99

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

An updated mineral resource estimate was completed in June 2014, in accordance with the requirements of NI 43-101. Since the previous mineral resource estimate in 2012, the Company completed 25 drill holes at Phoenix to convert inferred mineral resources to indicated, and to extend higher grade portions of the deposit. The Company reported an indicated mineral resource estimate for the Phoenix deposit of 70.2 million pounds U3O8, representing a 34% increase in indicated pounds U3O8 over the last estimate completed in 2012. Additionally, the total inferred mineral resource is now estimated to contain 1.1 million pounds U3O8. The following table summarizes the mineral resource estimate by classification.

2014 Phoenix Mineral Resource Estimate Summary (1)

Category	Tonnes	Grade (% U3O8)	Million lbs U3O8 (100% Basis)	Million lbs U3O8 (Denison’s Share)
Indicated	166,400	19.13	70.2	42.1
Inferred	8,600	5.80	1.1	0.6

(1)

Denison’s “Technical Report on a Mineral Resource Estimate Update for the Phoenix Uranium Deposit, Wheeler River Project, Eastern Athabasca Basin, Northern Saskatchewan, Canada” dated June 17, 2014, in accordance with the requirements of NI 43-101, was prepared by William E. Roscoe, Ph.D. P. Eng. of Roscoe Postle Associates Inc., who is an independent “Qualified Person” as defined by NI 43-101 and is responsible for the mineral resource estimate.

In 2014, the Company also carried out a metallurgical test program on samples from the Phoenix deposit. The results were positive and indicated high rates of uranium recovery with low acid consumption. Mineralization at Phoenix occurs 400 metres below surface and shares many similarities with other unconformity related Athabasca uranium deposits. Mineralization varies from disseminated to massive, with several very high grade drill hole intersections including WR-525, which averaged 43.8% U3O8 over an interpreted true thickness of 12.0 metres.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

Other Properties

In 2014, the Company managed or participated in 17 other exploration programs in the Athabasca Basin (14 operated by Denison), including 12 drilling programs (9 operated by Denison). Developments at the Company’s high priority projects are discussed below.

Bachman Lake and Crawford Lake – Exploration costs during 2014 totaled $1,613,000 at both properties, compared to $377,000 during 2013. A total of 4,189 metres of drilling was completed in seven holes at both properties. Targets were a combination of new geophysical targets and follow-ups from previous drilling results that had intersected significant alteration zones. Although no significant mineralization was intersected, the drilling was successful in extending a large zone of sandstone and basement alteration, roughly along trend to the south of Cameco’s Millennium deposit. Crawford Lake and Bachman Lake are located just west of Wheeler River in the southeast Athabasca Basin.

Bell Lake – Exploration costs of $1,365,000 were incurred during 2014, compared to $529,000 in 2013. 11 drill holes were completed during the winter program. Weak uranium mineralization was intersected in several holes, with the best down-hole probe results from drill hole BL-14-22, which intersected 0.028% eU3O8 over 2.5 metres from 517.1 to 519.6 metres at the sub-Athabasca unconformity, including 0.065% eU3O8 over 0.6 metres in a massive clay and hematite altered zone. Follow up drilling is planned for 2015 (2,600 metres, 4 drill holes). Bell Lake is located along the Athabasca seasonal road, 37 kilometres northwest of the McClean Lake mill.

Hatchet Lake – During 2014, exploration costs amounted to $662,000, compared to $425,000 during 2013. A 2,030 metre, 10 hole diamond drilling program was completed. A broad zone of weak uranium mineralization was observed near the unconformity in drill hole RL-14-19, which intersected 0.025% U3O8 over 8.5 metres from 124.2 to 132.7 metres. Additionally, significant base metal mineralization comprised of 3.3% Pb, 0.27% Zn and 19.6 g/t Ag over 9.6 metres was intersected in drill hole RL-14-27 from 148.0 to 163.4 metres. Additional drilling is planned for 2015 (2,000 metres, 8 drill holes). Hatchet Lake is located 16 kilometres north of the McClean Lake mill and is a joint venture with Anthem Resources Inc. (41.94% interest).

Mann Lake – After the acquisition of IEC in June 2014, Denison’s share of exploration costs at Mann Lake during 2014 were $19,000. The 2014 drilling program operated by Cameco was largely carried out before Denison’s acquisition of IEC and was highlighted by drill hole MN-060, which intersected high grade uranium mineralization consisting of 2.94% U3O8 over 4.8 metres at the sub-Athabasca unconformity. This was followed by drill hole MN-065, which intersected 4.8% U3O8 over 1.0 metres. As the drill holes are oriented steeply and the mineralization is approximately horizontal, the true thickness is expected to be at least 80% of the intersection lengths. Mann Lake is located 25 kilometres southwest of the McArthur River mine and is on trend between the Wheeler River project and Cameco’s Read Lake project in the eastern Athabasca Basin, and is a joint venture with Cameco (52.5% interest) and AREVA (17.5% interest).

Moore Lake – Exploration costs totaled $1,267,000 during 2014, compared to $1,455,000 in 2013. A 4,100 metre, 10 hole diamond drilling program was completed with no significant mineralization intersected. A program of geophysics (electromagnetic and DC-resistivity surveying) was also completed during the winter to aid in the selection of drill targets for the 2015 drill program. Moore Lake is located 11 kilometres southeast of Wheeler River.

Waterbury Lake – Exploration costs in 2014 amounted to $704,000, compared to $848,000 during 2013. Exploration drilling was completed along the western strike extension of the Discovery Bay corridor, west of the J Zone uranium deposit and also at the Oban target area, three kilometres north of the J Zone deposit. Weak uranium mineralization was intersected in one drill hole in the Discovery Bay corridor and in two drill holes at the Oban target area. The best down-hole probe result was WAT14-406A at Oban, which intersected 0.09% eU3O8 over 3.0 metres from 250 to 253 metres at the sub-Athabasca unconformity. The mineralization is associated with graphitic fault zones and strong hydrothermal alteration. Denison is encouraged by these results as the zone is open along strike in both directions. Waterbury Lake is located 10 kilometres west of the McClean Lake mill.

Wolly – At the Wolly project operated by AREVA, a total of 3,130 metres of exploration drilling was completed in 17 drill holes. Denison’s share of exploration costs in 2014 totaled $204,000, compared to $159,000 in 2013. The most notable results included significant alteration and structure in both the sandstone and basement at the JEB South target area, approximately 2 kilometres from the McClean Lake mill. Wolly is a joint venture with AREVA (62.90% interest) and JCU (14.60% interest).

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

Africa

After completing the acquisition of Rockgate in early 2014, the Company carried out an internal reorganization of its interests to consolidate its African holdings under a single wholly owned Canadian subsidiary. The reorganization simplifies the Company's intercompany relationships in preparation for a spin-out or disposal transaction of the African portfolio, which will be pursued when market conditions permit.

Zambia

The Mutanga Project area consists of 2 contiguous claims totaling 47,115 hectares, which is situated in the Southern Province of Zambia, approximately 200 kilometres south of Lusaka immediately north of Lake Kariba. Mutanga is comprised of the Mutanga, Dibwe and Dibwe East deposits plus a number of exploration areas. Uranium occurs in sandstones of the Escarpment Grit formation, part of the Upper Karoo Group.

Exploration expenditures of $559,000 during 2014 related to geological mapping, geochemical sampling and excavator trenching programs. The Company plans to continue such activities through 2015, with a focus on generating additional exploration targets. During 2013, exploration expenditures totaled $1,066,000, in which soil geochemical surveying, radon sampling programs, and a 1,900 kilometre line-helicopter-borne electromagnetic geophysical survey were completed.

Mali

Falea is a uranium, silver and copper deposit located in Mali within the Falea -- North Guinea -- Senegal Neoproterozoic Basin, overlying older Birimian metasedimentary and metavolcanic rocks. The project is located approximately 250 kilometres west of Bamako, near the Senegal and Guinea borders.

Exploration expenditures of $269,000 were incurred in 2014, with activity being limited to a modest field program consisting of geological mapping and surficial geochemistry orientation surveys. These programs were completed during the second quarter of the year. During the fourth quarter of 2013, minimal exploration expenditures of $39,000 were spent on Falea after acquiring the property from Rockgate. In early 2015, the Company submitted an application for a new exploration license to the authorities in Mali, to allow exploration activity to continue at Falea.

Namibia

The Dome project is located in the Erongo Region of Namibia, in the country’s uranium producing district, with excellent infrastructure nearby. The property hosts discoveries of both bedrock uranium mineralization in leucogranite and surficial uranium mineralization in calcrete. Uranium in leucogranite is currently mined in the region at the Rössing mine and uranium in calcrete is currently mined at Langer Heinrich.

In March 2014, Rio Tinto Mining and Exploration Limited (“Rio”) terminated its option to earn an interest in the Dome project under the provisions of an earn-in agreement between the parties. Rio discontinued activities at the site at the end of February 2014. The Company assumed operatorship of the project and continues to evaluate options for moving forward.

Mongolia

The GSJV was created in 1994 to explore and develop sediment-hosted uranium deposits, with focus on deposits that can be exploited by in situ recovery, in the south Gobi region of Mongolia. The property holds a total of 167,260 hectares in four licenses. The Company currently has an 85% interest in the GSJV, with Mon-Atom LLC holding the remaining 15% interest.

Exploration expenditures on the GSJV properties totaled $394,000 in 2014, compared to $550,000 in 2013. Expenditures during the year primarily relate to annual license payments required to maintain the GSJV properties in good standing, while the Company continues to explore strategic alternatives regarding its ownership interest in the GSJV. In 2013, the Company focused on completing field programs and studies necessary to convert the Company’s exploration licences to mining licences.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

General and Administrative

General and administrative expenses totaled $7,590,000 in 2014, compared with $8,167,000 in 2013. These costs are mainly comprised of head office wages and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses and all other costs related to operating a public company with listings in Canada and the United States. General and administrative expenses decreased in 2014 mainly due to lower legal fees, public compliance costs and office expenses, slightly offset by an increase in insurance premiums and special projects costs.

Impairment – Mineral Properties

In 2014, the Company recognized mineral property impairment charges of $1,745,000, including impairment charges of $1,658,000 associated with the Company’s release of its Black Lake land holdings in Canada during the first quarter, and $87,000 associated with the Company’s surrender of its Telwa Gada land holdings in Niger during the fourth quarter.

In 2013, the Company recognized mineral property impairment charges of $47,099,000. The Company reduced the carrying value of the Mutanga project in Zambia to its estimated recoverable amount by recognizing impairments charges of $35,655,000 and $10,510,000 in the third and fourth quarters, respectively. The Company also recognized an impairment charge of $934,000, during the fourth quarter of 2013, in respect of the Company’s decision to release its Riou Lake land holdings in Canada.

Other Income and Expenses

The Company recognized other expenses of $7,558,000 during 2014, compared to $529,000 during 2013. The increase in other expenses is primarily due to an increase in foreign exchange losses due to unfavourable fluctuations in foreign exchange rates, partially offset by the gain on sale of land holdings related to the Way Lake and Yurchison Lake properties of $202,000, and a payment received of $229,000 from Strateco Resources Inc. in accordance with the option agreement that entitles the optionee to earn up to a 60% interest in Denison’s Jasper Lake property (the “Jasper Option Agreement”). During the year, the Jasper Option Agreement was assigned to SeqUr Exploration Inc. (“SeqUr”). In February 2015, SeqUr notified the Company that it intends to terminate its option to earn an interest in the Jasper Lake property.

Income Tax Recovery and Expense

Income tax recovery in 2014 totaled $2,299,000, compared to an income tax expense of $15,422,000 in 2013. The income tax recovery in 2014 is based on the reversal of various deferred tax liabilities during the year as the Company’s tax basis in Canada increases relative to the Company’s carrying value for accounting purposes.

In 2013, the income tax expense was driven by a one-time non-cash deferred income tax expense of $18,410,000 resulting from the substantive enactment of changes to the Crown Mineral Royalty Regulations (the “Regulations”) in Saskatchewan. The changes in the Regulations resulted in a new uranium mining royalty system, in which a component of the system constitutes an income-based tax and is within the scope of IAS 12. The tax basis available to the Company under this system is significantly less than the carrying value associated with the assets that will be subject to the royalty in future years, resulting in a significant deferred tax liability and the charge to deferred tax expense recorded by the Company in 2013.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $18,640,000 at December 31, 2014 compared with $21,786,000 at December 31, 2013. The decrease of $3,146,000 was primarily due to net cash used in operations of $23,500,000 and a net foreign exchange loss of $2,001,000 on the translation of currency balances at period end, offset in part by net cash provided by investing and financing activities of $8,212,000 and $14,143,000, respectively.

Net cash used in operating activities of $23,500,000 during 2014 is comprised of a net loss for the period adjusted for non-cash items and changes in working capital items. Significant changes in working capital items during the period include an increase of $5,310,000 in trade and other receivables, offset by an increase of $2,102,000 in accounts payable and accrued liabilities. The increase in trade and other receivables and the increase in accounts payable and accrued liabilities are mainly due to the increase in activity in the MLJV related to operations at the McClean Lake mill.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

Net cash provided by investing activities of $8,212,000 consists primarily of cash provided by the maturity of investments in debt instruments accounting for $9,529,000, partly offset by $859,000 in cash spent on property, plant and equipment.

Net cash provided by financing activities of $14,143,000 consists primarily of net proceeds received on the issuance of 9,257,500 common shares on a flow-through basis, pursuant to a private placement at a price of CAD$1.62 per share. As at December 31, 2014, the Company estimates it has spent CAD$1.2 million of its obligation under the flow-through share financing on eligible Canadian exploration expenses and the remaining balance of CAD$13.8 million is expected to be incurred by December 31, 2015. Other financing activities included the issuance of common shares on the exercise of stock options and warrants for $946,000 and $405,000, respectively.

Cash, equivalents and investments declined by $7,834,000 during the fourth quarter of 2014. The decrease in the quarter was amplified by a reduction of $4,909,000 in the Company’s share of cash held in the MLJV as part of regular working capital movements, and a reduction of $764,000 due to unfavourable movement in exchange rates on instruments denominated in foreign currencies. As the large majority of the Company’s future expenditures are expected to be incurred in Canadian dollars, the foreign exchange movement is not expected to have a material impact on the Company’s financial position.

On January 31, 2014, the Company entered into a revolving term credit facility (the “2014 Credit Facility”) with the Bank of Nova Scotia for CAD$15,000,000. The use of the 2014 Credit Facility was restricted to the issuance of non-financial letters of credit and contained a covenant to maintain a certain level of tangible net worth, which must be greater than or equal to $150,000,000. As at December 31, 2014, the Company was in compliance with the covenants of the 2014 Credit Facility, and CAD$9,698,000 of the 2014 Credit Facility was being used as collateral for certain letters of credit. Letters of credit issued under the 2014 Credit Facility were subject to a fee of 2.0% per annum and the balance is subject to a standby fee of 0.75% .

On January 30, 2015, the Company entered into an amended agreement (the “2015 Credit Facility”) with the Bank of Nova Scotia to amend the terms of the 2014 Credit Facility and extend the maturity date to January 31, 2016. See SUBSEQUENT EVENTS section for further detail.

As security for both the 2014 Credit Facility and 2015 Credit Facility, the Company provided an unlimited full recourse guarantee and a pledge of all of the shares of Denison Mines Inc. (“DMI”). DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects.

Contractual Obligations and Contingencies

The Company has the following contractual obligations at December 31, 2014:

					After
(in thousands)	Total	1 Year	2-3 Years	4-5 Years	5 Years

Debt Obligations	$39	$30	$9	$–	$–
Operating Lease and Other Obligations	$473	$269	$186	$18	$–

Reclamation Liability

The Company periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. The mill and mine reclamation estimates at December 31, 2014 are $17,659,000 which are expected to be sufficient to cover the projected future costs for reclamation of the mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.

Elliot Lake – The Elliot Lake uranium mine was closed in 1992 and capital works to decommission the site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Company and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to licenses issued by the Canadian Nuclear Safety Commission. In the fourth quarter of 2014, an adjustment of $2,104,000 was made to the reclamation liability to reflect the Company’s best estimate of the present value of the total future reclamation cost that will be required in the future. Spending on restoration activities at the Elliot Lake sites are funded from monies in the Elliot Lake reclamation trust fund. At December 31, 2014, the amount of restricted cash and investments relating to the Elliot Lake Reclamation Trust fund was $2,068,000.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

McClean Lake and Midwest – The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the Canadian Nuclear Safety Commission. Cost estimates of future decommissioning and reclamation activities are prepared every 5 years and filed with the applicable regulatory authorities for approval. An updated plan was submitted in November 2014 and is under review by the applicable regulatory authorities. As a result, an adjustment of $3,498,000 was made, in the fourth quarter of 2014, to the reclamation liability to reflect the Company’s best estimate of the present value of its total future reclamation cost that will be required in the future. Reclamation costs are expected to be incurred between 2033 and 2058.

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the Province. As at December 31, 2014, the Company has in place irrevocable standby letters of credit, from a chartered bank, in favour of Saskatchewan’s Ministry of Environment, totaling CAD$9,698,000 which relate to a previously filed reclamation plan. Under the preliminary plan submitted in November 2014, the Company expects to increase its pro-rata share of financial assurances to the Province to approximately CAD$22,446,000.

Under the terms of a Potentially Reactive Waste Rock Disposal Agreement (“PRWR Agreement”) between the MLJV and the CLJV, the MLJV agreed to deposit certain waste rock material from the Cigar Lake mine in its mined-out Sue C pit. In return, the CLJV has agreed to reimburse the MLJV for additional site restoration costs that may reasonably occur as a result. In 2014, triggered by the delivery of the first Cigar Lake ore to the McClean Lake mill, the CLJV made payments totaling CAD$4,332,000 to the MLJV under the terms of the PRWR Agreement. Denison received $883,000 (CAD$974,700), its proportionate share of this total amount, and recorded the receipt as an addition to its reclamation liability.

Other

In June 2012, the Company completed a transaction with Energy Fuels Inc. (“EFR”) whereby it sold its subsidiaries holding all of its mining assets and operations located in the United States. In connection with the EFR Transaction, Denison remained a guarantor under a sales contract assigned to EFR. The sales contract requires deliveries of 200,000 pounds of U3O8 per year from 2013 to 2017 at a selling price of 95% of the long-term U3O8 price at the time of delivery. Should EFR not be able to deliver for any reason other than “force majeure” as defined under the contract, the Company may be liable to the customer for incremental costs incurred to replace the contracted quantities if the unit price of the replacement quantity is greater than the contracted unit price selling amount. EFR has agreed to indemnify the Company for any future liabilities it may incur related to this guarantee.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company receives the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value in excess of CAD$100,000,000; and c) a fee, at the discretion of the Board of Directors of UPC, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the purchase or sale of uranium).

The management services agreement was entered into on April 1, 2013 and has a three-year term. The agreement may be terminated by either party upon the provision of 120 days written notice.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

Management fees were incurred with UPC for the periods noted:

	December 31,	December 31,
(in thousands)	2014	2013

Revenue:
Management fees	$1,628	$1,644
Commission fees	553	-
	$2,181	$1,644

At December 31, 2014, accounts receivable includes $123,000 (December 31, 2013: $148,000) due from UPC with respect to the fees and transactions discussed above.

Korea Electric Power Corporation (“KEPCO”)

In June 2009, Denison completed definitive agreements with KEPCO including a long-term offtake agreement (which has been assigned to EFR as part of the sale of the U.S. Mining Division transaction completed in June 2012) and a strategic relationship agreement. Pursuant to the strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings. The strategic relationship agreement also provides KEPCO with a right of first opportunity if Denison intends to sell any of its substantial assets, a right to participate in certain purchases of substantial assets which Denison proposes to acquire and a right to nominate one director to Denison’s Board, so long as its share interest in Denison is above 5.0% .

As at December 31, 2014, KEPCO holds 58,284,000 shares of Denison representing a share interest of approximately 11.5% .

As at December 31, 2014, Denison also holds a 60% interest in Waterbury Lake Uranium Corporation (“WLUC”) and Waterbury Lake Uranium Limited Partnership (“WLULP”) entities whose key asset is the Waterbury Lake property. The other remaining 40% interest in these entities is held by a consortium of investors (“KWULP”) of which KEPCO is the primary holder. When a spending program is approved by the participants, each participant is required to fund these entities based upon its respective ownership interest. Spending program approval requires 75% of the voting interest.

In January 2014, Denison agreed to allow KWULP to defer its funding obligations to WLUC and WLULP until September 30, 2015 in exchange for allowing Denison to carry out spending programs without obtaining the approval of 75% of the voting interest. As at December 31, 2014, KWULP has a funding obligation to WLUC and WLULP of CAD$802,000. Denison has recorded its proportionate share of this amount of $415,000 (CAD$481,000) as a component of trade and other receivables.

Other

All services and transactions made with the following related parties were made on terms equivalent to those that prevail with arm’s length transactions:

•

Investor relations, administrative service fees and other expenses of $60,000 (2013: $188,000) were incurred with Namdo Management Services Ltd, which shares a common officer with Denison. These services were incurred in the normal course of operating a public company. At December 31, 2014, an amount of $nil (December 31, 2013: $nil) was due to this company.

•

Legal fees of $276,000 (2013: $1,634,000) were incurred with Cassels Brock & Blackwell, LLP, a law firm of which a member of Denison’s Board of Directors is a partner. These services and associated costs were mainly related to the acquisition of IEC and the Company’s internal reorganization of its interests to consolidate its African holdings. At December 31, 2014, an amount of $1,000 (December 31, 2013: $82,000) was due to the law firm.

•

Executive services of $106,000 were provided to Lundin Gold Inc., which shares common directors and common officers with Denison. These services were mainly related to management consulting services over general and corporate matters. At December 31, 2014, an amount of $44,000 was due to Denison. There were no similar services provided during 2013 to this company.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	December 31,	December 31,
(in thousands)	2014	2013

Salaries and short-term employee benefits	$1,633	$1,630
Share-based compensation	516	577
Termination benefits	158	-
Key management personnel compensation	$2,307	$2,207

FINANCIAL INSTRUMENTS

	Financial	Fair	December 31,	December 31,
	Instrument	Value	2014	2013
(in thousands)	Category (1)	Hierarchy	Fair Value	Fair Value

Financial Assets:
Cash and equivalents	Category D		$18,640	$21,786
Trade and other receivables	Category D		9,411	4,148
Investments
Equity instruments	Category A	Level 1	916	1,106
Equity instruments	Category A	Level 2	16	-
Equity instruments	Category B	Level 1	22	17
Debt instruments	Category A	Level 1	4,381	14,818
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category C		2,068	2,299
			$35,454	$44,174

Financial Liabilities:
Account payable and accrued liabilities	Category E		10,050	7,992
Debt obligations	Category E		39	97
			$10,089	$8,089

(1)

Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Available for sale investments; Category C=Held to maturity investments; Category D=Loans and receivables; and Category E=Financial liabilities at amortized cost.

The Company is exposed to credit risk and liquidity risk in relation to its financial instruments. Its credit risk in relation to its cash and equivalents, debt instruments and restricted cash and equivalents is limited by dealing with credit worthy financial institutions. The Company’s trade and other receivables balance relates to a small number of customers who are credit worthy and with whom the Company has established a relationship through its past dealings.

Liquidity risk, in which the Company may encounter difficulties in meeting obligations associated with its financial liabilities as they become due, is managed through the Company’s planning and budgeting process which determines the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and equivalents and debt instruments and its access to credit facilities, if required.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

The Company's investments that are designated as financial assets at fair value through profit or loss have resulted in other expenses of $59,000 during 2014, compared to $1,328,000 during 2013.

The Company’s investments designated as available for sale have resulted in unrealized gains recognized in accumulated other comprehensive income of $7,000 for 2014, compared to $286,000 for 2013. Impairments on these investments were recorded in other expenses of $22,000 during 2014, compared to $39,000 during 2013.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

Amendment to Credit Facility

On January 30, 2015, the Company entered into an agreement with the Bank of Nova Scotia to amend the terms of the 2014 Credit Facility and extend the maturity date to January 31, 2016. Under the 2015 Credit Facility, the Company has access to credit of up to CAD$24,000,000. Use of the facility remains restricted to non-financial letters of credit in support of reclamation obligations.

The 2015 Credit Facility contains a covenant to maintain a level of tangible net worth greater than or equal to the sum of $150,000,000 and a covenant to maintain a minimum balance of cash and equivalents of CAD$5,000,000 on deposit with the Bank of Nova Scotia. As security for the amended facility, DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects.

The amended facility is subject to letter of credit and standby fees of 2.40% and 0.75% respectively.

Management Changes

In January 2015, David Cates was appointed as President and Chief Financial Officer of the Company, while Ron Hochstein continued to serve as Chief Executive Officer. Mr. Kim, who was KEPCO’s representative on the Board of Directors, resigned in January and was subsequently replaced by Mr. Joo Soo Park.

OUTSTANDING SHARE DATA

At March 5, 2015, there were 506,438,669 common shares issued and outstanding, stock options exercisable for 6,095,849 Denison common shares, and warrants exercisable for 517,127 Denison common shares for a total of 513,051,645 common shares on a fully-diluted basis.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

OUTLOOK FOR 2015

During 2015, Denison and its joint venture partners are planning to drill approximately 70,000 metres on the Company's properties in the Athabasca Basin. The Company will focus on expanding the Gryphon Zone discovery on the Company's flagship 60% owned Wheeler River property and exploring other high priority properties with the potential for additional new discoveries. The Company expects to benefit from a stream of cash flow generated from its interest in the McClean Lake mill by the processing of Cigar Lake ore.

DENISON’S 2015 BUDGET (1)

(in thousands)
Canada (2)
Mineral Sales & Toll Milling Revenue	$3,410
Mineral Property Exploration	(14,210)
Development & Operations	(1,770)
(12,570)
Africa
Zambia & Mali	(2,340)
(2,340)
Asia
Mongolia	(725)
(725)
Other Activities (2)
UPC Management	1,850
DES Environmental Services	170
Corporate General & Administration	(4,570)
(2,550)

Total	$(18,185)

(1)	Only material operations are shown.
(2)	Budget figures have been converted using a US$ to CAD$ exchange rate of 1.12.

Canada

Mineral Property Exploration

Denison will manage or participate in a total of 19 exploration programs (including 14 drilling programs), of which Wheeler River will continue to be the primary focus. The total budget for these programs is CAD$23.1 million of which Denison's share is CAD$15.8 million. The 2015 exploration program is funded by the Company’s flow-through share offering completed in August 2014, which raised CAD$15.0 million.

Wheeler River

In 2015, the Wheeler River exploration program includes diamond drilling, ground geophysics and line cutting at a total cost of CAD$10.0 million (Denison's share, CAD$6.0 million). A 37,000 metre, 62 drill hole winter and summer program is planned at Gryphon, Phoenix North and other target areas of interest. The winter drilling program will focus on the Gryphon discovery with approximately 22 drill holes planned. Ground geophysics in 2015 will consist primarily of line cutting and DC-resistivity surveying that will extend coverage to the south end of the property.

The initial drill holes of the 2015 winter program are designed to test for extensions of mineralization in both the up-plunge and down-plunge directions. The highlight of the program, to date, is drill hole WR-584B, which extended the zone of mineralization 50 metres up plunge, with an intersection of 9.0% eU3O8 over 4.6 metres. Two other drill holes targeting the down-plunge extension of the mineralized zone were also completed, extending the Gryphon zone approximately 50 metres down-plunge.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

The following diagram displays Denison’s targets in 2015 for Wheeler River:

Other Properties

Crawford Lake – A 4,600 metre, 8 drill hole winter and summer program is planned for 2015 to follow up on the results of drilling in 2014, which intersected significant sandstone and basement alteration zones on the CR-2 and CR-5 conductors. Geophysics during the winter season will consist of two ground DCIP resistivity surveys.

Mann Lake – An 8,000 metre, 11 to 14 drill hole program for 2015 is designed to explore extensions of uranium mineralization intersected during 2014. Exploration activity at Mann Lake, during early 2015, produced the best result to date on the property with drill hole MN-066-01 intersecting 9.8% eU3O8 over 3.5 metres.

Moore Lake – A 4,000 metre, 8 drill hole program is planned for 2015.

Waterbury Lake – Resistivity surveying and diamond drilling will focus on the Discovery Bay and Oban areas. Resistivity surveying will include 50 kilometres of line cutting and drilling will consist of a 3,300 metre, 10 drill hole program to follow up on the results of the resistivity surveys completed in 2014 and 2015.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

Mineral Sales, Toll Milling Revenue, Development & Operations

At McClean Lake, the expansion of the mill from 13 to 24 million pounds annual U3O8 production capacity is anticipated to be completed by the end of 2015 and remains fully funded by the CLJV. The 2015 production plan calls for between six million and eight million pounds U3O8 to be packaged during the year. Production is expected to be primarily from Cigar Lake ore, with supplemental ore from the McClean Lake joint venture stockpiles. Denison’s share of operating and capital expenditures at McClean Lake in 2015 is estimated at CAD$500,000. Denison’s expenditures are expected to be offset by toll milling fees and revenue from the sale of approximately 26,000 pounds U3O8, recovered from McClean Lake ores. Denison’s total revenue from operations is projected to be CAD$3.8 million.

Given the current forecasts for the price of uranium, the SABRE program will be kept on care and maintenance and the McClean North and Midwest projects will remain on stand-by in 2015. Total expenditures on SABRE are planned to be CAD$900,000 (Denison’s share, CAD$203,000), and total expenditures on McClean North and Midwest are planned to be CAD$375,000 (Denison’s share, CAD$94,000).

Reclamation expenditures at Elliot Lake are projected to be CAD$819,000.

Africa

The Company has budgeted spending approximately $2.3 million during 2015 to maintain its projects in good standing, while the Company waits for market conditions that will permit a spin-out or disposal of its African portfolio. On its wholly owned Mutanga project in Zambia, activities will focus on generating additional exploration targets through soil and radon sampling, excavator trenching and geological mapping. In Mali, activities will focus on an expansion of previous airborne geophysical surveying and renewing the exploration license for the Falea project.

Asia

In Mongolia, the Company continues its efforts to pursue strategic alternatives for its 85% interest in the GSJV. Further guidance regarding the Company’s interest in the GSJV will be provided in the first half of 2015. The budget for Mongolia is estimated to be $725,000 for 2015.

Other Activities

Management fees generated from Denison’s management services agreement with UPC are budgeted to net CAD$2.1 million in 2015.

At DES, revenue from operations is budgeted at CAD$7.4 million and operating and capital expenses are forecast to be CAD$7.2 million.

Corporate general and administration expenses are forecast to be CAD$4.9 million in 2015 and include all head office wages and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses and all other costs related to operating a public company with listings in Canada and the United States.

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and the President and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and the President and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of December 31, 2014.

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework, 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

There has not been any change in the Company’s internal control over financial reporting that occurred during 2014 year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

(a)           Determination of a Mineral Property being Sufficiently Advanced

The Company follows a policy of capitalizing non-exploration related expenditures on properties it considers to be sufficiently advanced. Once a mineral property is determined to be sufficiently advanced, that determination is irrevocable and the capitalization policy continues to apply over the life of the property. In determining whether or not a mineral property is sufficiently advanced, management considers a number of factors including, but not limited to: current uranium market conditions, the quality of resources identified, access to the resource and the suitability of the resources to current mining methods, ease of permitting, confidence in the jurisdiction in which the resource is located and milling complexity.

Many of these factors are subject to risks and uncertainties that can support a “sufficiently advanced” determination as at one point in time but not support it at another. The final determination requires significant judgment on the part of the Company’s management and directly impacts the carrying value of the Company’s mineral properties.

(b)           Valuation of Mineral Properties

The Company undertakes a review of the carrying values of mineral properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated recoverable amounts determined by reference to estimated future operating results, discounted net cash flows and current market valuations of similar properties. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things: reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data which may not be directly comparable. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the mineral properties and related expenditures. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts.

(c)           Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company computes deferred tax assets and liabilities in respect of taxes that are based on taxable profit. Taxable profit is understood to be a net, rather than gross, taxable amount that gives effect to both revenues and expenses. Taxable profit will often differ from accounting profit and management may need to exercise judgment to determine whether some taxes are income taxes (subject to deferred tax accounting) or operating expenses.

Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the differences are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

(d)           Reclamation Obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed. Denison has accrued its best estimate of the ongoing reclamation liability in connection with the decommissioned Elliot Lake mine site and is currently accruing its best estimate of its share of the cost to decommission its other mining and milling properties in accordance with existing laws, contracts and other policies. The estimate of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

NEW ACCOUNTING PRONOUNCEMENTS

The Company has adopted the following new and revised accounting standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

International Accounting Standard 36, Impairment of Assets (“IAS 36”)

IAS 36 was amended in May 2013 to make small changes to the disclosures required by IAS 36 when an impairment loss is recognized or reversed. The amendments require the disclosure of the recoverable amount of an asset or cash generating unit (“CGU”) at the time an impairment loss has been recognized or reversed and detailed disclosure of how the associated fair value less costs of disposal has been determined.

The amendments are effective for accounting periods beginning on or after January 1, 2014 with earlier adoption permitted. The Company has adopted the amended disclosure requirements of IAS 36 effective January 1, 2014.

Accounting Standards Issued But Not Yet Applied

The Company has not yet adopted the following new accounting pronouncements which are effective for fiscal periods of the Company beginning on or after January 1, 2015:

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

IFRS 9 was issued in October 2010 by the IASB to replace IAS 39, Financial Instruments – Recognition and Measurement. The replacement standard has the following significant components: it establishes two primary measurement categories for financial assets – amortized cost and fair value; it establishes criteria for the classification of financial assets within the measurement category based on business model and cash flow characteristics; and it eliminates existing held to maturity, available-for-sale, and loans and receivable categories.

In November 2013, the IASB issued an amendment to IFRS 9 which includes a new hedge model that aligns accounting more closely with risk management and enhances disclosure about hedge accounting and risk management. Additionally, as the impairment guidance and certain limited amendments to the classification and measurement requirements of IFRS 9 are not yet complete, the previously mandated effective date of IFRS 9 of January 1, 2015 has been removed. Entities may apply IFRS 9 before the IASB completes the amendments but are not required to do so.

The Company has not evaluated the impact of adopting this standard.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

International Financial Reporting Standard 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service. The standard replaces IAS 18 “Revenue” and IAS 11”Construction Contracts” and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 and earlier application is permitted.

The Company has not evaluated the impact of adopting this standard.

ENVIRONMENTAL RESPONSIBILITY

The Company is committed to the operation of its facilities that puts the safety of its workers, its contractors, its community, the environment and the principles of sustainable development above all else. The Company is committed to the following principles:

•	It will build and operate its facilities in compliance with all applicable laws and regulations of the jurisdictions in which it operates;
•	It will adopt and adhere to standards that are protective of both human health and the environment at all of its facilities;
•	It will establish goals and objectives that would encourage the ongoing development of a sound program of sustainability in the communities that it operates in; and
•	It will keep radiation, health and safety hazards and environmental risks as low as reasonably achievable.

RISK FACTORS

There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. Other factors may arise in the future that are currently not foreseen by management of Denison that may present additional risks in the future. Current and prospective security holders of Denison should carefully consider these risk factors.

Nature of Exploration and Development

Exploration for and development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to establish mineral reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. It is impossible to ensure that the current exploration and development programs of Denison will result in profitable commercial mining operations.

Denison’s current and future uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of mineral reserve and resource estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are historically cyclical. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of mineral reserves and resources and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Denison also conducts feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; and alternate mining methods.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated.

Benefits Not Realized From Transactions

Denison has completed a number of transactions over the last several years, including without limitation the acquisition of IEC, the Rockgate takeover bid, the acquisition of Fission Energy Corp., the acquisition of JNR Resources Inc. and the sale of the its mining assets and operations located in the United States to Energy Fuels Inc. Despite Denison’s belief that these transactions, and others which may be completed in the future, will be in Denison’s best interest and benefit the Company and Denison’s shareholders, Denison may not realize the anticipated benefits of such transactions or realize the full value of the consideration paid to complete the transactions. This could result in significant accounting impairments or write-downs of the carrying values of mineral properties and could adversely impact the Company and the price of its common shares.

Inability to Expand and Replace Mineral Reserves and Resources

Denison’s mineral reserves and resources at its McClean Lake, Midwest, Wheeler River, Waterbury Lake, GSJV and Mutanga projects are Denison’s future sources of uranium concentrates. Unless other mineral reserves or resources are discovered, Denison’s sources of future production for uranium concentrates will decrease over time when its current mineral reserves and resources are depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while Denison believes that many of its properties will eventually be put into production, there can be no assurance that they will be or that they will be able to replace production.

Imprecision of Mineral Reserve and Resource Estimates

Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated levels of uranium will be produced or that Denison will receive the prices assumed in determining its mineral reserves and resources. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the mineral reserve and resource estimates included are well established and reflect management’s best estimates, by their nature, mineral reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render mineral reserves and resources containing lower grades of mineralization uneconomic and may ultimately result in a restatement of mineral reserves and resources. The evaluation of mineral reserves or resources is always influenced by economic and technological factors, which may change over time.

Volatility and Sensitivity to Market Prices

The long and short term market prices of U3O8 affect the value of Denison’s mineral resources and the market price of Denison’s common shares. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison’s control.

Such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, public and political response to a nuclear incident, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supply, including the supply from other secondary sources and production levels and costs of production.

Public Acceptance of Nuclear Energy and Competition from Other Energy Sources

Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

Market Price of Shares

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of Denison's securities is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuation, or changes in its financial condition or results of operations as reflected in its periodic earnings reports. Other factors unrelated to the performance of Denison that may have an effect on the price of the securities of Denison include the following: the extent of analytical coverage available to investors concerning the business of Denison; lessening in trading volume and general market interest in Denison's securities; the size of Denison's public float and its inclusion in market indices may limit the ability of some institutions to invest in Denison's securities; and a substantial decline in the price of the securities of Denison that persists for a significant period of time could cause Denison's securities to be delisted from an exchange. If an active market for the securities of Denison does not continue, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline, such that investors may lose their entire investment in the Company. As a result of any of these factors, the market price of the securities of Denison at any given point in time may not accurately reflect the long-term value of Denison. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Dilution from Further Equity Financing

If Denison raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of Denison and reduce the value of their investment.

Reliance on Other Operators

At some of its properties, Denison is not the operator and therefore is not in control of all of the activities and operations at the site. As a result, Denison is and will be, to a certain extent, dependent on the operators for the nature and timing of activities related to these properties and may be unable to direct or control such activities.

As an example, AREVA is the operator and majority owner of the McClean Lake and Midwest properties in Saskatchewan, Canada. The McClean Lake mill employs unionized workers who work under collective agreements. AREVA, as the operator, is responsible for all dealings with unionized employees. AREVA may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Any lengthy work stoppages may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Ore from the CLJV is currently being processed by the MLJV at the McClean Lake mill pursuant to a toll milling agreement, which is expected to generate revenue for the Company for several years. Any delays or stoppages in the delivery of ores by the operator of the CLJV or in processing by the operator of the MLJV may have an adverse impact on the Company’s expected cash flows, earnings or profit from toll milling.

Operations in Foreign Jurisdictions

The Company owns uranium properties directly and through joint venture interests and is undertaking uranium exploration and development programs in Zambia, Mali, Namibia and Mongolia. As with any foreign operation, these international properties and interests are subject to certain risks, such as the possibility of adverse political and economic developments, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property or an interest therein by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Zambia, Mali, Namibia and Mongolia, or the political situations within these countries will not change so as to adversely affect the value or continued viability of the Company’s interest in these assets.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

In addition, the Company may become involved in a dispute with respect to one of its foreign operations and may become subject to the exclusive jurisdiction of a foreign court or may find that it is not successful in subjecting foreign persons to the jurisdiction of the courts in Canada. The Company may also be precluded from enforcing its rights with respect to a government entity because of the doctrine of sovereign immunity.

Property Title Risk

The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada, by First Nations and Métis.

There is also a risk that Denison's title to, or interest in, its properties may be subject to defects or challenges. This may be true particularly in countries where there may be less developed legal systems or where ownership interests may become subject to political interference or changes in laws. If such defects cover a material portion of Denison's property, they could materially and adversely affect Denison's results of operations and financial condition, its reported mineral reserves and resources or its long term business prospects.

Competition for Properties

Significant competition exists for the limited supply of mineral lands available for acquisition. Many participants in the mining business include large, established companies with long operating histories. The Company may be at a disadvantage in acquiring new properties as many mining companies have greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield reserves or result in commercial mining operations.

Global Financial Conditions

Global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market and the effect of these events on Canadian and global credit markets. These factors may impact the ability of Denison to obtain equity or debt financing in the future and, if obtained, on terms favourable to Denison. These increased levels of volatility and market turmoil could adversely impact Denison's operations and the trading price of the common shares.

Ability to Maintain Obligations under Credit Facility and Other Debt

Denison is required to satisfy certain financial covenants in order to maintain its good standing under the 2015 Credit Facility. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of Denison's control that would cause Denison to fail to satisfy its obligations under the 2015 Credit Facility or other debt instruments. In such circumstances, the amounts drawn under Denison's debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The 2015 Credit Facility is secured by DMI's main properties by a pledge of the shares of DMI. If Denison were to default on its obligations under the 2015 Credit Facility or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison's assets.

Capital Intensive Industry; Uncertainty of Funding

The exploration and development of mineral properties and the ongoing operation of mines requires a substantial amount of capital and may depend on Denison’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. General market conditions, volatile uranium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

Decommissioning and Reclamation

As owner of the Elliot Lake decommissioned sites and part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure this obligation. Although the Company’s financial statements record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.

As Denison’s properties approach or go into decommissioning, regulatory review of the Company’s decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future from Denison by regulatory authorities.

Technical Innovation and Obsolescence

Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.

Mining and Insurance

Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Denison’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by Denison on a regular and ongoing basis.

Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available or it will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.

Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.

Dependence on Issuance of Licence Amendments and Renewals

The Company maintains regulatory licences in order to operate its mill at McClean Lake, all of which are subject to renewal from time to time and are required in order for the Company to operate in compliance with applicable laws and regulations. In addition, depending on the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licences from time to time. While the Company has been successful in renewing its licences on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such licence renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

Governmental Regulation and Policy Risks

Uranium mining and milling operations and exploration activities, as well as the transportation and handling of the products produced are subject to extensive regulation by state, provincial and federal governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long term business prospects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions. Changes in these policies and restrictions may adversely impact Denison’s business.

Aboriginal Title and Consultation Issues

First Nations and Métis title claims as well as related consultation issues may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations bands in Northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Managing relations with the local native bands is a matter of paramount importance to Denison. There may be no assurance however that title claims as well as related consultation issues will not arise on or with respect to the Company’s properties.

Environmental, Health and Safety Risks

Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.

Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse effect on Denison’s financial condition or results of operations.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Mining companies are often targets of actions by non-governmental organizations and environmental groups in the countries in which they operate. Such organizations and groups may take actions in the future to disrupt Denison's operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison's operations. Such actions could have an adverse effect on Denison's ability to produce and sell its products, and on its financial position and results.

Dependence on Key Personnel and Qualified and Experienced Employees

Denison’s success depends on the efforts and abilities of certain senior officers and key employees. Certain of Denison’s employees have significant experience in the uranium industry, and the number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals.

Denison’s success also depends on the availability of qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees.

Conflicts of Interest

Some of the directors of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director of Denison may be offered to another company or companies with which the director is associated, and may not be presented or made available to Denison. The directors of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the OBCA.

Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

Potential Influence of KEPCO

As at the date hereof, KEPCO holds indirectly a large shareholding in Denison and is contractually entitled to Board representation. Provided KEPCO holds over 5% of Denison's common shares, it is entitled to nominate one director for election to the Board at any shareholder meeting.

KEPCO’s shareholding level gives it significant influence on decisions to be made by shareholders of Denison, and its right to nominate a director may give KEPCO influence on decisions made by Denison's Board. Although KEPCO's director nominee will be subject to duties under the OBCA to act in the best interests of Denison as a whole, KEPCO's director nominee is likely to be an employee of KEPCO and he or she may give special attention to KEPCO's interests as an indirect shareholder. The interests of KEPCO as an indirect shareholder of Denison may not always be consistent with the interests of Denison's other shareholders.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in U.S. Dollars, unless otherwise noted)

The KEPCO strategic relationship agreement also includes provisions that will provide KEPCO with a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KEPCO may negatively affect Denison's ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO's large shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate terms with KEPCO to support such an acquisition.

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or reviewed by Steve Blower, P. Geo., the Company’s Vice President, Exploration, and Terry Wetz, P.E., the Executive Director of the GSJV, who are Qualified Persons in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s 2013 Annual Information Form dated March 14, 2014 available at www.sedar.com, and its Form 40-F available at www.sec.gov/edgar.shtml.